Mail Stop 6010

September 12, 2006

Mr. Perry J. Grace
Chief Financial Officer
ZiLOG, Inc.
532 Race Street
San Jose, CA   95126

Re: ZiLOG, Inc.
        Form 10-K for the fiscal year ended March 31, 2006
        Filed June 26, 2006
        File No. 1-13748

Dear. Mr. Grace:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant